Exhibit 99.1

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

CMB.TECH ANNOUNCES Q3 2024 RESULTS
NEW NAME AND EIGHT NEW VESSELS

ANTWERP, Belgium, 7 November 2024 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT & Euronext: CMBT) reported its non-audited financial results today for the third quarter ended 30 September 2024.

HIGHLIGHTS

•	Profit of USD 98.1 million in Q3 2024 bringing YTD profit to USD 777.7 million
•	Name change from Euronav to CMB.TECH effective since 1 October
•	Delivery of 8 newbuilding vessels
•	Sale of 2 Suezmaxes Statia & Sapphira
•	New time charter contract signed bringing contract backlog to USD 2.06 billion
•	JPNH2YDRO: Inauguration of the new Hydrogen Engine Research & Development center

For the third quarter of 2024, the company realised a net gain of USD 98.1 million or USD 0.49 per share (third quarter 2023: a net gain of 114.6 USD million or USD 0.57 per share). EBITDA (a non-IFRS measure) for the same period was USD 167.9 million (third quarter 2023: USD 209.6 million).
Commenting on the Q3 results, Alexander Saverys (CEO) said:
“We concluded yet another profitable quarter while executing our long-term strategy. On the 1st of October, our company has been renamed CMB.TECH. This symbolical milestone completes the transformation of Euronav as a pure play tanker company into a future-proof and diversified maritime group. In recent months, we inaugurated our brand-new hydrogen engine R&D center in Japan, we took delivery of two container vessels, two chemical tankers, three dry bulk vessels and one crude oil tankers and we sold two of our oldest Suezmax tankers. Our strategy of decarbonisation, diversification and optimisation of our fleet is in full swing.”

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Third Quarter 2024	Third Quarter 2023	YTD 2024	YTD 2023

Revenue	221,840	278,378	714,217	966,494
Other operating income	4,161	4,737	42,406	19,505

Raw materials and consumables	(481)	—	(2,159)	—
Voyage expenses and commissions	(45,715)	(32,127)	(131,618)	(103,672)
Vessel operating expenses	(46,816)	(55,471)	(146,829)	(173,488)
Charter hire expenses	(118)	(898)	(135)	(2,429)
General and administrative expenses	(16,863)	(13,800)	(53,150)	(40,549)
Net gain (loss) on disposal of tangible assets	61,356	27,053	563,903	49,117
Depreciation	(40,241)	(59,716)	(122,118)	(171,623)

Net finance expenses	(37,575)	(26,582)	(83,554)	(86,726)
Share of profit (loss) of equity accounted investees	(232)	(3)	2,338	(12)
Result before taxation	99,316	121,571	783,301	456,617

Tax benefit (expense)	(1,238)	(6,994)	(5,602)	(5,174)
Profit (loss) for the period	98,079	114,577	777,699	451,443

Attributable to: Owners of the Company	98,079	114,577	777,699	451,443

Information per share:

(in USD per share)	Third Quarter 2024	Third Quarter 2023	YTD 2024	YTD 2023

Weighted average number of shares (basic) *	201,912,942	201,912,942	196,654,266	201,856,648
Result after taxation	0.49	0.57	3.95	2.24

*	The number of shares issued on 30 September 2024 is 220,024,713. However, the number of shares excluding the owned shares held by CMB.TECH at 30 September 2024 is 194,216,835.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

EBITDA reconciliation (unaudited):

(in thousands of USD)	Third Quarter 2024	Third Quarter 2023	YTD 2024	YTD 2023

Profit (loss) for the period	98,079	114,577	777,699	451,443
+ Net interest expenses	37,575	28,338	83,554	87,518
+ Depreciation of tangible and intangible assets	40,241	59,716	122,118	171,623
+ Income tax expense (benefit)	1,238	6,994	5,602	5,174
EBITDA (unaudited)	177,133	209,625	988,973	715,758

EBITDA per share:

(in USD per share)	Third Quarter 2024	Third Quarter 2023	YTD 2024	YTD 2023

Weighted average number of shares (basic)	201,912,942	201,912,942	196,654,266	201,856,648
Proportionate EBITDA	0.83	1.04	5.05	3.55

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.
TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:
In USD per day	Q3 2024	Q3 2023
TANKERS
VLCC
Average spot rate (in TI Pool)*	39,700	42,250
Average time charter rate**	46,700	48,250
SUEZMAX
Average spot rate***	37,200	42,750
Average time charter rate	30,750	30,250
DRY-BULK VESSELS
Average spot rate***	31,271
CONTAINER VESSELS
Average time charter rate	29,378
CHEMICAL TANKERS
Average spot rate*	25,489
Average time charter rate	19,306
OFF-SHORE WIND (CTV)
Average time charter rate	3,075
*CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical offhire days)
**Including profit share where applicable
*** Reporting load-to-discharge, in line with IFRS 15

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

CORPORATE UPDATE
Name change
On 1 October 2024 the name change of Euronav NV to CMB.TECH NV, which was approved by shareholders at the Extraordinary General Meeting of Euronav NV on 2 July 2024, became effective. The company changed its corporate name to reflect its new strategy focusing on fleet diversification and decarbonisation. CMB.TECH is a diversified and future-proof maritime group. The group owns and operates more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels, tugboats and ferries. The Euronav brand remains the brand name of the crude oil tanker and offshore oil activities. CMB.TECH remains listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
Decision Market Court in Belgium & Reopening mandatory bid
In September 2024, the company was informed that the Market Court in Belgium has largely rejected the claims brought forward by certain funds managed by FourWorld Capital Management, LLC (“FourWorld”) in connection with CMB NV’s (“CMB”) mandatory public takeover bid for the shares in the company. However, the court did find that the pricing of certain vessels sold by Euronav to Frontline implied certain special indirect benefits to Frontline. The court calculated these benefits to be USD 0.52 per Euronav share. The bid closed on March 15, 2024.
In October 2024, the company was informed that CMB announced that, pursuant to an order of the Belgian Financial Services and Markets Authority (the “FSMA”) of October 7, 2024, it will  make a subsequent additional payment of USD 0.52 (or EUR 0.47) per share to all shareholders who have transferred their shares to CMB in the bid that expired on March 15, 2024 and  reopen the bid at an adjusted price of USD 12.66 per share. CMB published a notice in accordance with article 8, §1 of the Belgian Royal Decree of 27 April 2007 on public takeover bids regarding the subsequent payment and its intention to launch the reopening of the Bid, which can be found here: https://www.cmb.be/mandatory-bid. The subsequent payment was made by CMB on 31 October 2024.
On 23 October 2024, CMB has  reopened its Belgian public takeover bid on all shares in CMB.TECH not already owned by CMB or persons affiliated with it, in accordance with applicable Belgian law, and  concurrently commenced a new U.S. offer in accordance with applicable U.S. federal securities laws (the “New U.S. Offer”), addressed to U.S. shareholders within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (together the “Reopening”). The acceptance period of the Reopening opened on 23 October 2024 and closes on 21 November 2024 at 4 p.m. (CET) (10 a.m. New York City time). The bid price of the reopening amounts to USD 12.66 per share, i.e. USD 18.95 per share (as increased by USD 0.52) reduced by distributions totaling USD 6.29 per share.
In the supplement to its response memorandum, the supervisory board of CMB.TECH unanimously recommends that shareholders do not tender their shares in the reopening.
Inauguration new hydrogen engine R&D center
JPNH2YDRO, a joint venture between CMB.TECH, TSUNEISHI Facilities & Craft and Kambara Kisen, held an official ceremony to inaugurate the new hydrogen engine R&D Center on 4 September 2024. This innovative center is a pioneering hydrogen test site in Japan, designed to advance hydrogen engine development. Equipped with an engine test bench featuring precise measurement tools and a hydrogen station capable of supplying hydrogen to ships, the center’s focus is on bringing hydrogen engines to the market for ships and land-based heavy-duty applications. Once fully developed, these engines will, amongst other applications, be implemented in vessels built by the Tsuneishi Group.
The launch of this R&D center marks a significant step forward in Japan’s hydrogen engine development. It will also be a key hub for the homologation and approval of hydrogen dual fuel engines for the Japanese market, reinforcing JPNH2YDRO’s position in the push toward cleaner energy solution.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

CMB.TECH FLEET DEVELOPMENTS
Sales
Euronav has sold two Suezmax vessels, Statia (2006, 150,205 dwt) & Sapphira (2008, 150,205 dwt) to a wholly owned subsidiary of CMB NV as part of the fleet rejuvenation. The sale generated a capital gain of 61.4 million USD. The vessels were delivered to their new owner on 26 September 2024. The procedure for transactions among related parties under Belgian law was applied in connection with the sale. More information can be found in the legal announcement. The advice of the committee of independent directors is available on the Company’s website.
Long-term charters
Bochem has concluded a profitable long-term charter for one of its newbuilding chemical tankers (October 2025 – 26,000 DWT). The vessel has been chartered for 7 years upon delivery from the shipyard to Ultratank.
Newbuilding deliveries
On 5 August 2024, the Newcastlemax Mineral Italia (2024 – 210,000 dwt) was delivered.
On 6 August 2024, the container vessel CMA CGM Etosha (2024 – 6,000 TEU) was delivered.
On 8 August 2024, the chemical tanker Bochem New Orleans (2024 – 25,000 dwt) was delivered.
On 7 October 2024, the Suezmax Helios (2024 - 156,790 dwt) was delivered.
On 8 October 2024, the Newcastlemax Mineral Eire (2024 – 210,000 dwt) was delivered.
On 15 October 2024, the Newcastlemax Mineral Hellas (2024 - 210,000 dwt) was delivered.
On 15 October 2024, the chemical tanker Bochem Brisbane (2024 - 25,000 dwt) was delivered.
On 16 October 2024, the container vessel CMA CGM Dolomites (2024 - 6,000 TEU) was delivered.
MARKET & OUTLOOK
Euronav – Tanker Markets
The crude oil seaborne freight market is currently influenced by five drivers: typical seasonal demand patterns, a potential shift in OPEC's strategy from price targeting to market share, escalating geopolitical tensions in the Middle East, the Chinese economy and an increase in market share of the grey fleet.
Firstly, increased OPEC production could lead to a reduction in crude prices, which would likely stimulate demand from key consumers such as China and other non-OECD nations. This increased demand would, in theory, provide a tailwind for the tanker market, as higher import volumes generally translate to increased shipping activity. However, there are downside risks to this scenario. If global demand proves insufficient to absorb the additional supply, prolonged lower oil prices may force non-OPEC producers to scale back their output, which could result in a reduction of ton-mile demand—negatively affecting crude tanker rates. This dynamic creates a mixed outlook for the tanker market, with both upside and downside risks. The mixed outlook is strengthened by the geopolitical tensions in the Middle East. Although the current market sentiment is driven by geopolitical concerns, these issues are not expected to materially alter the fundamental dynamics between supply and demand in the long term.
Secondly, shipping markets have come to rely heavily upon Chinese demand over the past four decades as China has played an increasingly large role in global trade. An estimated 76% of all global crude oil transportation is by seaborne trade – and China is the second largest oil consumer and biggest crude oil importer. The recent slowdown in China has seen its oil consumption declining year-over-year (y-o-y) for a fourth consecutive month in July, by 280 kb/d.
This stands in marked contrast to the 1 mb/d average pace of growth over the preceding 12 months, or the post-Covid surge of 1.5 mb/d in 2023. (Source: IEA) The country’s oil demand is now set to expand by only 180 kb/d in 2024. Therefore, the outlook for Chinese oil demand remains cautious due to several structural challenges.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

Demographically, the country has been experiencing population decline since 2022, which is weighing on domestic consumption and energy demand. Moreover, China is making a push towards cleaner energy alternatives, including the rapid adoption of LNG trucks and electric vehicles. In September 2024, 53% of car sales were new-energy vehicles. (Source: CPCA) Natural gas trucks made up 42% of China’s heavy-duty truck sales from January to August. (Source: CV World) These changes are expected to displace approximately 300 kb/d of oil demand in 2024, marking a significant shift in energy consumption patterns. Additionally, the expansion of China’s high-speed rail network is pressuring domestic air travel, a key driver of jet fuel demand, further dampening oil consumption.
Yet, India is a bright spot (GDP +6.7% y-o-y in 2024), with oil demand forecast to grow by 200 kb/d in 2024, surpassing China’s incremental demand growth this year. (Source: Morgan Stanley) It is believed that this shift in oil demand towards non-OECD Asia will be a critical factor in balancing the global energy market. In addition, Irani crude exports have surged in recent years. From 0.8-1.0 mb/d in 2021/22, to recent crude and condensate exports of ~1.6 mb/d. It has to be noted that the incremental volume almost all ends up in China. Recently, ~80-90% of this volume has been taken on VLCCs, mostly controlled and operated by the grey fleet. A switch from grey to white fleet operated vessels, would equate to ~277 cargoes a year (for 1.6mb/d), which could trigger demand for 32 – 37x VLCCs, or a boost of the fleet utilization by ~3%. (Source: Vortexa, Pareto Securities)
Although near-term headwinds in China and the Middle East challenge oil demand growth, the company remains cautiously optimistic given longer-term structural factors looming in non-OECD Asia, especially India.
OPEC+’s shift towards boosting production and the potential for economic stabilisation in China provide upside to demand forecasts. However, geopolitical risks in the Middle East, especially around the Strait of Hormuz, will remain a key watchpoint. Overall, the CMB.TECH fleet is well-positioned to navigate these evolving global market conditions.
From a supply-side perspective, the outlook for the tanker fleet remains generally favourable for Very Large Crude Carriers (VLCCs), where the orderbook-to-fleet (OB/F) ratio stands at a manageable 8.0%. However, caution is warranted for the Suezmax segment, where the order book has grown significantly, now totaling 108 vessels with an OB/F ratio of 16.3%.
Q4 2024 spot rates to-date: so far 57% fixed at 36,722 USD per day for VLCCs and 56% fixed at 38,220 USD for Suezmaxes.
Bocimar – Dry-Bulk Market
The Capesize/Newcastlemax seaborne freight market is currently influenced by four drivers: typical seasonal demand patterns, Chinese steel production and consumption, iron export forecasts of the big mining companies, and increasing Bauxite export volumes from Guinea.
Next to oil, China is the biggest importer of iron ore, which accounts for around two-thirds of all global imports. In addition, China produces more than half of all steel produced globally. (Source: BRS) The ongoing housing crisis, which has severely impacted the construction sector since 2021, continues to be a drag on demand for steel, cement, and related commodities. During Q2 and Q3, iron ore demand was primarily driven by a restocking cycle, with inventory levels rising to approximately 150 million tons, following historical lows and favourable pricing conditions. Additionally, Chinese steel exports saw a significant year-on-year increase of 20.6%, with total exports on track to exceed 100 million tons, indicating robust international demand for Chinese steel products. Importantly, Chinese steel mills transitioned from negative margins to positive territory, enhancing the sector’s profitability outlook in the near term. Mysteel’s 247 mills survey now shows the majority of Chinese steel mills as profitable for the first time since June. (Source: Goldman Sachs)
Yet, several factors could provide further support to seaborne commodities demand in the short to medium term. Notably, the People's Bank of China (Source: PBoC) signaled strong commitment to stimulating economic activity with significant monetary measures announced on September 24th. These actions are expected to bolster consumer confidence and drive domestic consumption, providing some relief to commodity markets. The stabilisation of China’s property market should also support demand for raw materials, particularly steel, as new projects come online. In addition, investment in saturated property and infrastructure will reduce overtime, to be replaced by technology intensive manufacturing and measures that will encourage consumption. In 2019, the real estate sector consumed 36.2% of the Chinese steel products, whilst in 2023 the dependence of the steel sector on real estate reduced to 18.8%. (Source: Arctic) Despite these positive stimulus indicators, sustainability of future growth should remain cautious, especially with rising protectionism in key steel-importing regions.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

Over the past several months, an increasing number of countries, including Vietnam, South Korea, Turkey, Indonesia, Brazil, Saudi Arabia, Malaysia, and India, have either initiated or are considering anti-dumping investigations into Chinese steel imports. These protectionist measures could pose risks to the growth of Chinese steel exports, potentially impacting future demand for iron ore.
Notably, the announced increases in iron ore exports from major producers like Rio Tinto, BHP, and Vale are expected to further support the dry bulk shipping market, as prices remain sufficiently elevated for continued strong export activity. The 62%Fe benchmark index stood at USD 104/t – being still 17% higher than before China announced monetary stimulus on September 24. (Source: Goldman Sachs) In terms of industrial commodities, strong growth potential is also expected. Iron ore demand is expected to increase at a steady 2% CAGR over the next five years, driven largely by India’s expanding industrial base. Bauxite export volumes from Guinea are also expected to continue growing, further supporting global commodity markets for Capesize/Newcastlemaxes.
From a supply-side perspective, the outlook for the Capesize fleet remains very favourable, where the orderbook-to-fleet (OB/F) ratio stands at a low 7.3%, and at 6% for Newcastlemax specifically (from a OB/F the most interesting shipping segment to be exposed to). In the long-run, supply side dynamics do heavily impact charter rates going forward.
Q4 2024 spot rate so far: 63% fixed 31,032 USD per day.
Delphis – Container Markets
The container shipping market experienced significant gains in 2024, with both freight and charter rates reaching levels that were surpassed only during the post-COVID-19 boom. However, after peaking in the summer, freight rates have since softened, while charter rates remain firm. The elevated freight rates throughout 2024 were largely driven by the ongoing disruptions in the Red Sea and inefficiencies caused by U.S. East Coast (USEC) port strikes, both of which created logistical bottlenecks and supported market tightness.
Looking ahead, freight rates are expected to remain elevated for the remainder of 2024, as the industry continues to grapple with rerouting due to the Red Sea disruptions and after-wave inefficiencies at USEC ports. However, projections for 2025 indicate a more challenging year for the container shipping market, particularly if disruptions in the Red Sea ease. As trade routes normalise and operational inefficiencies are resolved, freight rates may face downward pressure. In total, the SCFI has dropped 43% during the third quarter, the largest Q3 drop in a year not affected by the COVID pandemic (2020-2023) since the SCFI was launched in October 2009. (Source: BIMCO)
The key risk to the container shipping market in 2025 lies in capacity management. The fleet is set to grow substantially, with cumulative supply expected to expand by approximately 25% by the end of 2025 compared to the beginning of 2023. This surge in vessel deliveries, coupled with normalising demand, could lead to oversupply in the market, making it difficult for operators to manage capacity effectively. This could place significant pressure on freight and charter rates as supply outpaces demand growth.
CMB.TECH’s 6,000 and 1,400 TEU container vessels are all employed under 10 to 15-year time charter contract.
Bochem – Chemical Markets
The chemical tanker market was facing near-term headwinds due to lingering summer seasonality, ongoing refinery maintenance in the Atlantic Basin, and slow economic activity in key regions. These factors have collectively contributed to muted trading activity and softening spot rates across the sector. Meanwhile a modest rebound in demand and rates during Q4 2024 is expected.
The chemical tanker trade is closely correlated with global GDP growth – and the chemical market is seen as a bellwether for the strength of the wider economy. Monthly macroeconomic indicators suggest broadly stable global growth; however, global trade continues to experience a sluggish recovery, particularly in the goods trade segment. This is not expected to improve significantly in the near term, reflecting ongoing challenges in the broader trade environment.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

In terms of regional economies, the U.S. macroeconomic outlook remains mixed, with some positive data points offset by ongoing concerns around inflation and consumer demand. In China, the long-term effects of the government’s introduction of stimulus measures remains to be seen. Meanwhile, economic activity in the Euro Area remains subdued, further dampening global trade flows and constraining the demand for chemical tankers.
From a supply-side perspective, newbuilding orders for stainless steel chemical tankers have increased, with the order book growing to 203 vessels – resulting in an orderbook-to-fleet (OB/F) ratio of 13.7%. Many of the new deliveries are not expected to come online until 2026 or later, potentially tightening supply in the near term as older vessels potentially exit the market.
Q4 2024 spot (pool) forecast: 25,000 USD per day.
CMB.TECH’s 25,000 DWT chemical tankers are employed under a 10-year time charter (4 vessels), under a 7-year time charter (2 vessels), and in the spot pool (2 vessels). The bitumen tankers will be employed under a 10-year time charter as from delivery in 2026.
Windcat – Offshore (Wind) Markets
Offshore market sentiment remains broadly positive, driven by multi-year supply-side rebalancing and consistent incremental demand growth. Capital expenditures (CAPEX) for offshore wind projects are forecasted to hit a record USD 60 billion in 2024, up from USD 28 billion year-to-date, and are expected to reach USD 75 billion in 2025. Meanwhile, the offshore oil and gas sector continues to benefit from a favorable investment climate, with USD 54 billion sanctioned in 2024 so far.
Key vessel segments across the offshore wind and oil & gas industries are currently operating at nearly full utilisation, driven by strong demand in both sectors. Day rates for all offshore segments reached record highs in the summer of 2024, and a similar trend is emerging for 2025. As is typical for this time of year, there is a seasonal dip in winter work rates. This dip is especially pronounced for vessel owners who already have long-term commitments stretching into 2025, as they seek to fill short-term gaps in availability. However, vessel owners are becoming less focused on maintaining utilisation at any price, signaling a shift towards more strategic fleet management.
In the Crew Transfer Vessel (CTV) segment, it is not expected that a significant number of new inquiries will come to market for the remainder of 2024. Charter hire rates have started to come down from their summer peaks, and the charter rates for work in the winter months are lower than what has been seen in the past one to two years. Despite this, CTVs have achieved a strong performance, with 92.5% utilization in Q3 2024.
Q4 2024 CTV rates so far: 2,879 USD per day.
The global order book for Commissioning Service Operation Vessels (CSOVs) currently stands at 58 vessels, aligning with growing demand for these specialised "walk-to-work" assets. In 2024, 19 newbuild orders have been placed worldwide.
CONFERENCE CALL
The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the website.

The presentation for the earnings call will be available in our presentation section.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	7 November 2024
Event Time:	9 a.m. EST / 2 p.m. CET
Event Title:	“Q3 2024 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/0682020b-1fa6-4f84-bbc2-d70a255a7fe4@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.
Telephone participants located who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 312 887 86#
The recording & a transcript of the call will be uploaded onto our website in our investor section.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

Announcement Q4 results – Change of announcement date to 27 February 2025

About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group. We own and operate more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels, tugboats and ferries.
We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information

Important information for U.S. shareholders about the New U.S. Offer
This press release is provided for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell any ordinary shares of CMB.TECH or any other securities. CMB has filed a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents, and CMB.TECH has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the New U.S. Offer.
THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. U.S. SHAREHOLDERS OF CMB.TECH ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.
Holders may obtain a free copy of these documents, and other documents filed by CMB and CMB.TECH with the SEC, at the SEC’s website at www.sec.gov, or by contacting Georgeson LLC, the information agent for the New U.S. Offer via telephone by calling +1 (888) 815-4069 for U.S. Holders or via +1 (781) 896-6948 for shareholders outside the U.S., or via email to CMB.TECH@georgeson.com.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information
Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)
	September 30, 2024	December 31, 2023
ASSETS
Non-current assets
Vessels	2,233,355	1,629,570
Assets under construction	673,293	106,513
Right-of-use assets	1,904	32,936
Other tangible assets	23,375	644
Prepayments	1,998	—
Intangible assets	16,302	14,194
Receivables	75,754	2,888
Investments	61,995	518
Deferred tax assets	5,630	280

Total non-current assets	3,093,606	1,787,543
Current assets
Inventory	30,139	22,511
Trade and other receivables	276,286	307,111
Current tax assets	4,293	869
Cash and cash equivalents	47,778	429,370
	358,496	759,861

Non-current assets held for sale	172,083	871,876

Total current assets	530,579	1,631,737

TOTAL ASSETS	3,624,185	3,419,280

EQUITY and LIABILITIES
Equity
Share capital	239,148	239,148
Share premium	460,486	1,466,529
Translation reserve	2,771	235
Hedging reserve	53	1,140
Treasury shares	(284,508)	(157,595)
Retained earnings	683,949	807,916

Equity attributable to owners of the Company	1,101,899	2,357,373
Non-current liabilities
Bank loans	1,358,797	362,235
Other notes	198,719	198,219
Other borrowings	549,255	71,248
Lease liabilities	1,630	3,363
Other payables	582	146
Employee benefits	1,162	1,669
Provisions	—	274
Deferred tax liabilities	470	—

Total non-current liabilities	2,110,615	637,154
Current liabilities
Trade and other payables	113,825	124,013
Current tax liabilities	8,153	4,768
Bank loans	194,124	166,124
Other notes	608	3,733
Other borrowings	91,964	92,298
Lease liabilities	2,644	33,493
Provisions	353	324

Total current liabilities	411,671	424,753

TOTAL EQUITY and LIABILITIES	3,624,185	3,419,280

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information
Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)
	2024	2023
	Jan. 1 - Sep. 30, 2024	Jan. 1 - Sep. 30, 2023
Shipping income
Revenue	714,217	966,494
Gains on disposal of vessels/other tangible assets	563,905	49,117
Other operating income	42,406	19,505
Total shipping income	1,320,528	1,035,116

Operating expenses
Raw materials and consumables	(2,159)	—
Voyage expenses and commissions	(131,618)	(103,672)
Vessel operating expenses	(146,829)	(173,488)
Charter hire expenses	(135)	(2,429)
Loss on disposal of vessels/other tangible assets	(2)	—
Depreciation tangible assets	(120,011)	(170,419)
Depreciation intangible assets	(2,107)	(1,204)
General and administrative expenses	(53,150)	(40,549)
Total operating expenses	(456,011)	(491,761)

RESULT FROM OPERATING ACTIVITIES	864,517	543,355

Finance income	30,518	35,934
Finance expenses	(114,072)	(122,660)
Net finance expenses	(83,554)	(86,726)

Share of profit (loss) of equity accounted investees (net of income tax)	2,338	(12)

PROFIT (LOSS) BEFORE INCOME TAX	783,301	456,617

Income tax benefit (expense)	(5,602)	(5,174)

PROFIT (LOSS) FOR THE PERIOD	777,699	451,443

Attributable to:
Owners of the company	777,699	451,443

Basic earnings per share	3.95	2.24
Diluted earnings per share	3.95	2.24

Weighted average number of shares (basic)	196,654,266	201,856,648
Weighted average number of shares (diluted)	196,654,266	201,906,663

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information
Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)
	2024	2023
	Jan. 1 - Sep. 30, 2024	Jan. 1 - Sep. 30, 2023

Profit/(loss) for the period	777,699	451,443

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	181	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	2,536	(9)
Cash flow hedges - effective portion of changes in fair value	(1,087)	(2,986)

Other comprehensive income (expense), net of tax	1,630	(2,995)

Total comprehensive income (expense) for the period	779,329	448,448

Attributable to:
Owners of the company	779,329	448,448

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information
Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	451,443	451,443
Total other comprehensive income (expense)	—	—	(9)	(2,986)	—	—	(2,995)
Total comprehensive income (expense)	—	—	(9)	(2,986)	—	451,443	448,448

Transactions with owners of the company
Dividends to equity holders	—	(211,807)	—	—	—	(319,214)	(531,021)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,501	—	1,501
Equity-settled share-based payment	—	—	—	—	—	344	344
Total transactions with owners	—	(211,807)	—	—	1,501	(318,870)	(529,176)

Balance at September 30, 2023	239,148	1,466,529	(33)	30,067	(161,523)	518,549	2,092,737

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Profit (loss) for the period	—	—	—	—	—	777,699	777,699
Total other comprehensive income (expense)	—	—	2,536	(1,087)	—	181	1,630
Total comprehensive income (expense)	—	—	2,536	(1,087)	—	777,880	779,329

Transactions with owners of the company
Business Combination	—	—	—	—	—	(796,970)	(796,970)
Dividends to equity holders	—	(1,006,043)	—	—	—	(104,877)	(1,110,920)
Treasury shares acquired	—	—	—	—	(126,913)	—	(126,913)
Total transactions with owners	—	(1,006,043)	—	—	(126,913)	(901,847)	(2,034,803)

Balance at September 30, 2024	239,148	460,486	2,771	53	(284,508)	683,949	1,101,899

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 7 November 2024 – 07:00 a.m. CET
Regulated information
Condensed consolidated statement of cash flows (unaudited)
 (in thousands of USD)
	2024	2023
	Jan. 1 - Sep. 30, 2024	Jan. 1 - Sep. 30, 2023
Cash flows from operating activities
Profit (loss) for the period	777,699	451,443

Adjustments for:	(374,920)	214,196
Depreciation of tangible assets	120,011	170,420
Depreciation of intangible assets	2,107	1,204
Provisions	(244)	(222)
Income tax (benefits)/expenses	5,602	5,174
Share of profit of equity-accounted investees, net of tax	(2,338)	12
Net finance expense	83,554	86,725
(Gain)/loss on disposal of assets	(563,905)	(49,117)
(Gain)/loss on disposal of subsidiaries	(19,707)	—

Changes in working capital requirements	9,734	(4,111)
Change in cash guarantees	(50,959)	(25)
Change in inventory	3,405	7,744
Change in receivables from contracts with customers	75,708	(14,981)
Change in accrued income	(6,200)	(262)
Change in deferred charges	(3,846)	(4,445)
Change in other receivables	(5,497)	3,324
Change in trade payables	3,917	6,469
Change in accrued payroll	(834)	1,037
Change in accrued expenses	(15,996)	(2,779)
Change in deferred income	3,580	(3,487)
Change in other payables	6,456	1,449
Change in provisions for employee benefits	—	1,845

Income taxes paid during the period	(5,042)	(8,060)
Interest paid	(75,152)	(95,904)
Interest received	15,632	20,414
Dividends received from equity-accounted investees	1,050	—
Net cash from (used in) operating activities	349,001	577,978
Acquisition of vessels and vessels under construction	(687,219)	(265,604)
Proceeds from the sale of vessels	1,599,372	94,423
Acquisition of other tangible assets	(4,454)	(1,496)
Acquisition of intangible assets	(619)	(42)
Proceeds from the sale of other (in)tangible assets	2,000	—
Payments from loans to related parties	(870)	—
Net cash on deconsolidation / sale of subsidiaries	822	—
Investments in other companies	(45,000)	—
Net cash paid in business combinations and joint ventures	(1,149,886)	—
Lease payments received from finance leases	1,184	1,324
Net cash from (used in) investing activities	(284,670)	(171,395)
(Purchase of) Proceeds from sale of treasury shares	(126,913)	—
Proceeds from new borrowings	1,986,318	1,187,080
Repayment of borrowings	(736,622)	(675,049)
Repayment of lease liabilities	(33,051)	(17,790)
Repayment of commercial paper	(307,623)	(339,501)
Repayment of sale and leaseback	(116,205)	(68,036)
Transaction costs related to issue of loans and borrowings	(10,754)	(2,700)
Dividends paid	(1,109,175)	(509,549)
Net cash from (used in) financing activities	(454,025)	(425,545)

Net increase (decrease) in cash and cash equivalents	(389,694)	(18,962)
Net cash and cash equivalents at the beginning of the period	429,370	179,929
Effect of changes in exchange rates	8,102	(565)

Net cash and cash equivalents at the end of the period	47,778	160,402
of which restricted cash	—	—

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech